[Online MBA With No GMAT -](#) Earn an MBA online from Syracuse University in 24





Samuel Pigott · 3rd

COO, Founder at Sparrow

New York, New York, United States ·

[Contact info](#)

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Sparrow

 **Wake Forest University**

Experience

Founder
Sparrow
Mar 2018 – Present · 3 yrs 5 mos

Artificial Intelligence Sports Startup [stealth]



Founder & COO
SourcePad
Sep 2008 – Present · 12 yrs 11 mos

We build Web, iPhone, iPad, Android & Facebook apps.

Co-Founder, Vice President
Clear Insight Group LLC
Sep 2007 – Sep 2008 · 1 yr 1 mo

Developed communication & marketing strategy and
executed targeted outreach for initial growth of the company.

Developed, organized and lead training workshops within



Harvard Kennedy School of Government
3 yrs 8 mos

Public Affairs

Aug 2005 – Aug 2007 · 2 yrs 1 mo

Conducted market research, advised on the launch of the new brand and website redevelopment/launch. Acted as an intermediary between Kennedy School Faculty and the news media. (Print: New York Times, Wall Street Journal ...see more

Production Assistant

Jan 2004 – Aug 2005 · 1 yr 8 mos

Produced and distributed copyrighted materials. Improved profit margin and consumer satisfaction by increasing online availability of publications.

Education



Wake Forest University
B.S., Management Information Systems

1999 – 2003



